September 14, 2010

David Zinberg
Chairman of the Board and Chief Executive Officer
BIDZ.com, Inc.
3562 Eastham Drive
Culver City, California 90232

>   **Re: BIDZ.com, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 25, 2009**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2009**
>   **Filed November 9, 2009**
>   **Form 8-K Filed August 10, 2009**
>   **Files No. 1-33513**
>   **Response Letters Dated February 19, 2010, February 19, 2010, and**
>   **September 7, 2010**

Dear Mr. Zinberg:

We refer you to our comment letters dated December 24, 2009 and February 25, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Christopher Owings
       Assistant Director
       Division of Corporation Finance